UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PAYA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70434P 103
(CUSIP Number)

Cohen Sponsor Interests III, LLC
2929 Arch Street

Suite 1703

Philadelphia, PA 19104
Attn: Daniel G. Cohen
(215) 701-9555
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FinTech Investor Holdings III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,480,930(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,480,930(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,480,930(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 2,268,430 shares of Common Stock and warrants to purchase 212,500 shares that are exercisable within 30 days following the closing of the Transactions that are held of record by FinTech Investor Holdings III, LLC. Cohen Sponsor Interests III, LLC is the manager of FinTech Investor Holdings III, LLC, shares voting and investment power over shares held by FinTech Investor Holdings III, LLC and disclaims beneficial ownership over any securities owned by FinTech Investor Holdings III, LLC in which it does not have any pecuniary interest.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
3FIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,834,882(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,834,882(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,834,882(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 1,632,382 shares of Common Stock and warrants to purchase 202,500 shares that are exercisable within 30 days following the closing of the Transactions that are held of record by 3FIII, LLC. Cohen Sponsor Interests III, LLC is the manager of 3FIII, LLC, shares voting and investment power over shares held by 3FIII, LLC and disclaims beneficial ownership over any securities owned by 3FIII, LLC in which it does not have any pecuniary interest.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FinTech Masala Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,245,130(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,245,130(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,245,130(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 4,245,130 shares of Common Stock that are held of record by FinTech Masala Advisors, LLC. Cohen Sponsor Interests III, LLC is the manager of FinTech Masala Advisors, LLC, shares voting and investment power over shares held by FinTech Masala Advisors, LLC and disclaims beneficial ownership over any securities owned by FinTech Masala Advisors, LLC in which it does not have any pecuniary interest.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen Sponsor Interests III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,560,942(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,560,942(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,560,942(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 8,145,942 shares of Common Stock and warrants to purchase 415,000 shares that are exercisable within 30 days following the closing of the Transactions that are held of record by FinTech Investor Holdings III, LLC, 3FIII, LLC and FinTech Masala Advisors, LLC (together, the “Sponsors”). Cohen Sponsor Interests III, LLC is the manager of each of the Sponsors, shares voting and investment power over shares held by the Sponsors and disclaims beneficial ownership over any securities owned by the Sponsors in which it does not have any pecuniary interest.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy Z Cohen Trust dated 10/7/99

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward E Cohen Trust dated 10/7/99

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
150,000(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
150,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Daniel Cohen may be deemed to be a beneficial owner of the shares held by the Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012. Daniel Cohen is a trustee of the Trust.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The 2019 Grandchildren’s Trust dated 6/26/2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Daniel Cohen may be deemed to be a beneficial owner of the shares held by the 2019 Grandchildren’s Trust dated 6/26/2020. Daniel Cohen is a trustee of the Trust.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arete Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
250,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
250,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DGC Family FinTech Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
300,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
300,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 300,000 shares of Common Stock that are held of record by DGC Family FinTech Trust. Daniel Cohen may be deemed to be a beneficial owner of the shares held by DGC Family FinTech Trust.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel G. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
650,000(1)

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
650,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents (i) 300,000 shares of Common Stock held of record by DGC Family FinTech Trust for which Mr. Cohen may be deemed to be a beneficial owner, (ii) 150,000 shares of Common Stock held of record by the Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012 for which Mr. Cohen may be deemed to be a beneficial owner and (iii) 200,000 shares of Common Stock held of record by the 2019 Grandchildren’s Trust dated 6/26/2020 for which Mr. Cohen may be deemed to be a beneficial owner.
(2)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 70434P 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy Z. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on information provided by the Issuer as of October 16, 2020, reflecting 116,697,441 shares of Common Stock of the Issuer issued and outstanding as of such date.

Item 1.	Security and Issuer

The securities to which this statement relates are shares of common stock, par value $0.0001 per share (“Common Stock”) of Paya Holdings Inc. (f/k/a FinTech Acquisition Corp. III Parent Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346.

The Issuer’s warrants (the “Warrants”) entitle each registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to certain adjustments, 30 days after the consummation of the Transactions. The Warrants will expire five years after the Closing, at 5:00 p.m., New York time, or earlier upon the Issuer’s redemption of the Warrants or the Issuer’s liquidation.

Item 2.	Identity and Background

(a) This statement is filed on behalf of FinTech Investor Holdings III, LLC, a Delaware limited liability company, 3FIII, LLC, a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company, Cohen Sponsor Interests III, LLC, a Delaware limited liability company, Betsy Z Cohen Trust dated 10/7/99, a Pennsylvania trust, Edward E Cohen Trust dated 10/7/99, a Pennsylvania trust, the Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012, a Florida trust, the 2019 Grandchildren’s Trust dated 6/26/2020, a Florida trust, Arete Foundation, a Pennsylvania trust, DGC Family FinTech Trust, a Florida trust, Daniel G. Cohen and Betsy Z. Cohen. Each of the foregoing is referred to as a “Reporting Person” in this statement.

Each of the Reporting Persons is a party to a Sponsor Support Agreement, dated as of August 3, 2020 (the “Sponsor Support Agreement”), by and among GTCR-Ultra Holdings II, LLC, a Delaware limited liability company (“Holdings”), and GTCR-Ultra Holdings, LLC, a Delaware limited liability company (“Ultra” and collectively with Holdings, the “Other Stockholders”), the Issuer and FinTech Acquisition Corp. III, a Delaware corporation (“FinTech”).

The Sponsor Support Agreement requires the parties thereto to vote their shares of Common Stock for the directors that are designated by the Other Stockholders in accordance with the provisions of the Director Nomination Agreement described in Item 6 hereof. The Sponsor Support Agreement also contains certain provisions regarding proposed sales of the Common Stock and transfer restrictions with respect to the shares of the Common Stock. By virtue of being a party to the Sponsor Support Agreement, each of the Reporting Persons may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Other Stockholders and/or certain of their affiliates. Pursuant to such definition, each of the Reporting Persons and the Other Stockholders may be deemed to beneficially own the shares of the Common Stock beneficially owned by each other solely for such purposes. The Issuer and/or the Other Stockholders have advised the Reporting Persons that the Other Stockholders are the beneficial owners of an aggregate of 55,234,022 shares of the Common Stock, or 47.3% of the outstanding shares of the Common Stock. The aggregate number of shares of the Common Stock beneficially owned collectively by the Reporting Persons and the Other Stockholders is therefore 65,294,964 (which includes warrants to purchase 415,000 shares of Common Stock exercisable within 60 days of October 16, 2020), which represents approximately 55.8% of the outstanding shares of the Common Stock.

The share ownership reported for the Reporting Persons does not include any shares of the Common Stock owned by the Other Stockholders, and each of the Reporting Persons disclaims beneficial ownership of any shares of the Common Stock owned by the Other Stockholders.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

(b) The addresses of the Reporting Persons are as follows:

FinTech Investor Holdings III, LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104

3FIII, LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104

FinTech Masala Advisors, LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104

Cohen Sponsor Interests III, LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104

Betsy Z Cohen Trust dated 10/7/99	1845 Walnut Street, Suite 1111 Philadelphia, PA 19103

Edward E Cohen Trust dated 10/7/99	1845 Walnut Street, Suite 1111 Philadelphia, PA 19103

The Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012	1845 Walnut Street, Suite 1111 Philadelphia, PA 19103

The 2019 Grandchildren’s Trust dated 6/26/2020	1845 Walnut Street, Suite 1111 Philadelphia, PA 19103

Arete Foundation	1845 Walnut Street, Suite 1111 Philadelphia, PA 19103

DGC Family FinTech Trust	c/o Cohen and Company 3 Columbus Circle, 24th Floor New York, NY 10019

Daniel G. Cohen	c/o Cohen and Company 3 Columbus Circle, 24th Floor New York, NY 10019

Betsy Z. Cohen	c/o Cohen and Company 3 Columbus Circle, 24th Floor New York, NY 10019

(c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b) above.

(d) and (e) None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Other than 2,268,430 shares of Common Stock and 212,500 Warrants previously held by FinTech Investor Holdings III, LLC, 1,632,382 shares of Common Stock and 202,500 Warrants previously held by 3FIII, LLC, 4,245,130 shares of Common Stock previously held by FinTech Masala Advisors, LLC, and 8,145,942 shares of Common Stock and 415,000 Warrants previously held by Cohen Sponsor Interests III, LLC (such stock collectively, the “Existing Stock”), each of the Reporting Persons acquired all of his, her or its shares of Common Stock upon or immediately prior to the closing of the transactions under the Agreement and Plan of Merger, dated as of August 3, 2020 (the “Merger Agreement”), by and among the Issuer, FinTech, FinTech III Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Ultra, Holdings, GTCR/Ultra Blocker, Inc., a Delaware corporation (“Blocker”), and GTCR Fund XI/C LP, a Delaware limited partnership (“Blocker Seller”).

The Merger Agreement provided for (i) Ultra and Blocker Seller to contribute to the Issuer all of their direct and indirect equity interests in Holdings and Blocker in exchange for $499.7 million in cash and the issuance of approximately 54.5 million shares of the Common Stock plus the right to receive up to an additional 14.0 million shares of the Common Stock in the future if certain prices targets are met (the “Contribution and Exchange”) and (ii) Merger Sub to merge with and into FinTech with FinTech being the surviving corporation in the merger and a wholly-owned subsidiary of the Issuer, with each outstanding share of FinTech common stock converting into one share of the Issuer (the “Merger,” together with the Contribution and Exchange and other transactions contemplated by the Merger Agreement, the “Transactions”) The Transactions were consummated on October 16, 2020. Upon consummation of the Transactions, the Issuer changed its name to Paya Holdings Inc.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Upon consummation of the Transactions, the board of directors of the Issuer was increased in size from two to nine members. Each of the incumbent directors, Betsy Cohen and Daniel Cohen, resigned from the board of directors and the following were appointed in place thereof: Anna May Trala, Jim Bonetti, Stuart Yarbrough, KJ McConnell, Jeff Hack, Christine Larsen, Aaron Cohen, Collin Roche and Mike Gordon. The following were appointed as officers of the Issuer: Jeff Hack (Chief Executive Officer), Glenn Renzulli (Chief Financial Officer), Mark Engels (Chief Revenue Officer), Darrell Winfield (Chief Information Officer), Christina Scappa (Senior Vice President and the Head of Advanced Client Solutions and Support), Ben Weiner (Head of Corporate Development and Strategic Initiatives) and Andrea Kando (Head of Product and Marketing).

In connection with the consummation of the Transactions, on October 16, 2020, the Issuer filed the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exchangeable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exchangeable for or convertible into shares of Common Stock or dispose of any or all of its Common Stock or its associated rights or securities exchangeable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither he, she or it currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference.

(c) Transactions in shares of Common Stock by the Reporting Persons during the 60 days prior to the filing of this Schedule 13D are as follows:

(1)	On October 16, 2020, Betsy Z Cohen Trust dated 10/7/99 purchased 200,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(2)	On October 16, 2020, Edward E Cohen Trust dated 10/7/99 purchased 200,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(3)	On October 16, 2020, the Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012 purchased 150,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(4)	On October 16, 2020, the 2019 Grandchildren’s Trust dated 6/26/2020 purchased 200,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(5)	On October 16, 2020, Arete Foundation purchased 250,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(6)	On October 16, 2020, DGC Family FinTech Trust purchased 300,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(7)	On October 16, 2020, the Daniel G. Cohen purchased 200,000 shares of FinTech common stock at $10.00 per share in a PIPE transaction, which were converted into an equal number of shares of Common Stock as part of the Transactions.
(8)	On October 16, 2020, the 2,268,430 shares of FinTech common stock and 212,500 Warrants to purchase FinTech common stock held by FinTech Investor Holdings III, LLC were converted into an equal number of shares of Common Stock and Warrants to purchase Common Stock as part of the Transactions.
(9)	On October 16, 2020, the 1,632,382 shares of FinTech common stock and 202,500 Warrants to purchase FinTech common stock held by 3FIII, LLC were converted into an equal number of shares of Common Stock and Warrants to purchase Common Stock as part of the Transactions.
(10)	On October 16, 2020, the 4,245,130 shares of FinTech common stock held by FinTech Masala Advisors, LLC were converted into an equal number of shares of Common Stock as part of the Transactions.
(11)	On October 16, 2020, the 8,145,942 shares of FinTech common stock and 415,000 Warrants to purchase FinTech common stock held by Cohen Sponsor Interests III, LLC were converted into an equal number of shares of Common Stock and Warrants to purchase Common Stock as part of the Transactions.

Except for the transactions described herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)  To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Merger Agreement and Related Transactions

On October 16, 2020, the parties to the Merger Agreement consummated the Transactions.

Immediately prior to the consummation of the Merger, each of (i) Betsy Z Cohen Trust dated 10/7/99, a Pennsylvania trust, (ii) Edward E Cohen Trust dated 10/7/99, a Pennsylvania trust, (iii) the Betsy and Edward Cohen 2012 Grandchildren Trust dated 5/22/2012, a Florida trust, (iv) the 2019 Grandchildren’s Trust dated 6/26/2020, a Florida trust, (v) Arete Foundation, a Pennsylvania trust, (vi) DGC Family FinTech Trust, a Florida trust, and (vii) Daniel G. Cohen (collectively, the “PIPE Investors”) subscribed for and purchased an aggregate of 1,500,000 shares of FinTech common stock at a price of $10.00 per share pursuant to a Subscription Agreement, dated as of August 3, 2020, by and among FinTech, the Issuer and each PIPE Investor (the “Subscription Agreement”). Upon consummation of the Merger, the securities acquired by the PIPE Investors pursuant to the Subscription Agreements automatically converted into 1,500,000 shares of Common Stock.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement and the Subscription Agreement, which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D.

Sponsor Support Agreement

The Reporting Persons have entered into the Sponsor Support Agreement, pursuant to which each of them agreed to comply with the provisions of the Merger Agreement applicable to them as well as the covenants set forth in the Sponsor Support Agreement, including voting all shares of FinTech common stock or Common Stock, as applicable, beneficially owned by such Reporting Person in favor of (i) the transactions contemplated by the Merger Agreement and (ii) following the closing, the election as members of the Issuer’s board of directors of the Nominees (as defined in the Director Nomination Agreement), which obligation shall terminate upon the earlier of (i) Ultra’s written notice to the Reporting Persons as to any such termination and (ii) 30 days after the closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety to the full text of the Sponsor Support Agreement, which is filed as Exhibit 3 to this Schedule 13D.

Registration Rights Agreement

At the closing, the Issuer entered into a Registration Rights Agreement with certain stockholders of FinTech, including the Reporting Persons, and certain former owners of Holdings (the “Registration Rights Agreement”). The registration rights described in this paragraph apply to (i) any shares of Common Stock issued in connection with the Transactions, (ii) any warrants or any shares of Common Stock issued or issuable upon exercise thereof, (iii) any capital stock of the Issuer or its subsidiaries issued or issuable with respect to the securities referred to in clause (i) or (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, and (iv) any other shares of Common Stock held by persons holding securities described above. The Registration Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement on behalf of the stockholders promptly after the closing of the Transactions. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The Registration Rights Agreement also prohibits the transfer (subject to limited exceptions) of the shares of Common Stock received as equity consideration by Ultra and Blocker Seller and the shares of Common Stock held by the Reporting Persons, in each case for a period of 180 days following the closing, subject to early termination in the event that the closing sale price of the Common Stock exceeds $12.00 for 20 out of 30 consecutive trading days.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety to the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D.

Director Nomination Agreement

Pursuant to the Director Nomination Agreement entered into at the closing (the “Director Nomination Agreement”), Ultra, Blocker Seller and certain of Blocker Seller’s affiliates (collectively, “GTCR”) have the right to designate nominees for election to the Issuer’s board of directors for so long as GTCR beneficially own 5% or more of the total number of shares of Common Stock then outstanding. The number of nominees that GTCR is entitled to nominate under the Director Nomination Agreement is dependent on its beneficial ownership of shares of Common Stock. For so long as GTCR beneficially owns more than 5% of the outstanding shares of Common Stock, GTCR has the right to nominate a specific number of directors equal to the product of (x) the total number of directors of the Issuer multiplied by (y) GTCR’s beneficial ownership percentage of outstanding shares of Common Stock (rounded up to the nearest whole number). In addition, GTCR has the right to designate the replacement for any of its designees whose board service has terminated prior to the end of the director’s term, regardless of GTCR’s beneficial ownership at such time. GTCR will also have the right to have its designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules.

The foregoing description of the Director Nomination Agreement does not purport to be complete and is qualified in its entirety to the full text of the Director Nomination Agreement, which is filed as Exhibit 5 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

(1)	Agreement and Plan of Merger, dated as of August 3, 2020, by and among GTCR-Ultra Holdings, LLC, GTCR-Ultra Holdings II, LLC, FinTech III Merger Sub Corp., FinTech Acquisition Corp. III, FinTech Acquisition Corp. III Parent Corp., GTCR/Ultra Blocker, Inc., and GTCR Fund XI/C LP (incorporated by reference to Annex A of the definitive Proxy Statement/Prospectus filed by the Issuer on September 23, 2020).
(2)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report of FinTech Acquisition Corp. III filed on August 3, 2020).
(3)	Sponsor Support Agreement dated August 3, 2020, by and among FinTech Acquisition Corp. III, GTCR-Ultra Holdings II, LLC, FinTech Acquisition Corp. III Parent Corp., GTCR-Ultra Holdings, LLC and certain stockholders of FinTech Acquisition Corp. III (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).
(4)	Registration Rights Agreement, dated October 16, 2020, by and among FinTech Acquisition Corp. III Parent Corp. and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).
(5)	Director Nomination Agreement, dated as of October 16, 2020, by and among Paya Holdings Inc., GTCR-Ultra Holdings, LLC, GTCR Fund XI/B LP and GTCR Fund XI/C LP (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on October 22, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

FINTECH INVESTOR HOLDINGS III, LLC

By:	Cohen Sponsor Interests III, LLC, its Manager

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Authorized Signatory

3FIII, LLC

By:	Cohen Sponsor Interests III, LLC, its Manager

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Authorized Signatory

FINTECH MASALA ADVISORS, LLC

By:	Cohen Sponsor Interests III, LLC, its Manager

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Authorized Signatory

COHEN SPONSOR INTERESTS III, LLC

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Authorized Signatory

BETSY Z COHEN TRUST DATED 10/7/99

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Trustee

EDWARD E COHEN TRUST DATED 10/7/99

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Trustee

THE BETSY AND EDWARD COHEN 2012 GRANDCHILDREN TRUST DATED 5/22/2012

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Trustee

THE 2019 GRANDCHILDREN’S TRUST DATED 6/26/2020

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Trustee

ARETE FOUNDATION

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Trustee

DGC FAMILY FINTECH TRUST

By:	/s/ Rafi Licht
Name: Rafi Licht
Title: Trustee

/s/ Daniel G. Cohen
Daniel G. Cohen

/s/ Betsy Z. Cohen
Betsy Z. Cohen